FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 5, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris 2015 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2015.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2015 Third Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars ($) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 4, 2015 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2015 with comparison to its results for the quarter and nine months ended September 30, 2014.

Summary of 2015 Third Quarter Results

(Comparison with second quarter of 2015 and third quarter of 2014)
	Q3 2015	Q2 2015		Q3 2014*
Net sales ($ million)	1,559	1,868	(17%)	2,421	(36%)
Operating (loss) income ($ million)	(319)	111	(388%)	434	(174%)
Net (loss) income ($ million)	(356)	72	(592%)	87	(509%)
Shareholders’ net (loss) income ($ million)	(355)	66	(635%)	81	(537%)
(Loss) earnings per ADS ($)	(0.60)	0.11	(635%)	0.14	(537%)
(Loss) earnings per share ($)	(0.30)	0.06	(635%)	0.07	(537%)
EBITDA** ($ million)	240	265	(9%)	587	(59%)
EBITDA margin (% of net sales)	15.4%	14.2%		24.3%

*Q3 2014 results had been restated, following a re-evaluation of the carrying value of the Usiminas investment as of September 30, 2014. See “1 General information” to our unaudited consolidated financial statements as of September 30, 2015.
**EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $38 million in Q3 2015 and $89 million in Q2 2015. If these charges were not included EBITDA would have been $278 million, 17.8% of sales in Q3 2015 and $354 million, 18.9% of sales in Q2 2015.

Our third quarter sales were down 36% year on year, with our Tubes sales 57% lower in North America and 16% in the rest of the world, reflecting continuing activity reductions, customer inventory adjustments and declining prices for our products. During the quarter, we had a particularly low level of sales of premium OCTG products in the Middle East and other regions around the world. Our EBITDA margin, net of restructuring charges, declined sequentially to 17.8% but our operating and net income were affected by goodwill impairment charges of $400 million on our North American business.

Operating cash flow, on the other hand, remained strong at $586 million, with free cash flow amounting to $285 million after capital expenditures of $301 million, mainly relating to the construction of our new mill in Bay City. Our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) rose to $2.1 billion at September 30, 2015.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million. The payment date will be November 25, 2015 , with an ex-dividend date on November 23, 2015 and record date on November 24, 2015.

Market Background and Outlook

Oil and gas drilling activity in North America, after briefly stabilizing at the end of the second quarter, has declined further following a second dip in oil prices in July, and is expected to show further declines in the remainder of the year, as operators continue to adjust their capex spending to lower cash flows. In most other areas of the world, oil and gas companies are also reducing their drilling activity and capex plans as they further revise their costs in the lower oil and gas price environment. Oil production, however, has begun to fall in the USA and we expect further production declines to create the conditions for higher oil prices and a recovery of investment from the second half of 2016.

We now expect global demand for OCTG products to fall 36% this year to 11.3 million tons, reflecting lower drilling activity and ongoing inventory reductions. In 2016, demand should show a rising trend compared to the current level, as inventory reductions, particularly in the Middle East, come to an end.

For the fourth quarter, we expect our revenues and EBITDA margin to remain weak, with average selling prices continuing to adjust downwards and shipments of premium products and utilization of production capacity remaining at a low level.

Going into 2016, we expect to see a gradual recovery in our OCTG shipments and sales in the Middle East and in other regions during the year. Margins should also benefit from higher shipments, with more efficient use of production capacity, and the impact of current low raw material costs.

In these difficult market conditions, we are proceeding with further restructuring of our operations and remain focused on reducing our costs, strengthening our market position and enhancing our service deployment in key regions.

Analysis of 2015 Third Quarter Results

Tubes Sales volume (thousand metric tons)	Q3 2015	Q2 2015		Q3 2014
Seamless	439	494	(11%)	673	(35%)
Welded	160	141	14%	206	(23%)
Total	599	635	(6%)	879	(32%)

Tubes	Q3 2015	Q2 2015		Q3 2014
(Net sales - $ million)
North America	502	587	(15%)	1,162	(57%)
South America	465	466	(0%)	445	4%
Europe	150	189	(21%)	192	(22%)
Middle East & Africa	229	340	(33%)	329	(31%)
Far East & Oceania	47	100	(53%)	91	(48%)
Total net sales ($ million)	1,393	1,682	(17%)	2,220	(37%)
Operating (loss) income ($ million) †	(337)	99	(441%)	417	(181%)
Operating margin (% of sales)	(24.1%)	5.9%		18.8%

† Operating (loss) income includes severance charges of $35 million in Q3 2015 and $85 million in Q2 2015. Additionally in the third quarter of 2015 includes a goodwill impairment charge of $400 million on our North American business.

Net sales of tubular products and services decreased 17% sequentially and 37% year on year. Sequentially, North America sales declined due to lower pipe prices, a reduction in OCTG shipments to the Gulf of Mexico, continuing activity slowdown in Mexico and lower line pipe sales in the USA. In South America, sales remained flat sequentially as an increase in shipments for pipeline projects in Argentina was offset by lower prices and less favorable product mix on OCTG products. In Europe sales declined reflecting lower sales for hydrocarbon process industry and power generation projects and lower demand in the North Sea. In the Middle East and Africa sales decreased reaching a low point in sales of premium products in the Middle East and sub-Saharan Africa partially offset by a high level of shipments in North Africa. In the Far East & Oceania sales decreased due to sharply lower sales in Indonesia and lower activity in the region.

Operating result from tubular products and services, was a loss of $336 million in the third quarter of 2015, following a goodwill impairment charge of $400 million on our North American business. Excluding the effect of the impairment, the sequential decline in operating income was mainly due to the decline in sales and a lower operating margin associated with a less favorable mix of OCTG products with a lower proportion of sales in the Eastern Hemisphere. Additionally, the operating margin decreased due to higher depreciation and amortization charges related to assets placed in service during the quarter.

Others	Q3 2015	Q2 2015		Q3 2014
Net sales ($ million)	166	186	(11%)	200	(17%)
Operating income ($ million)	17	12	39%	17	4%
Operating margin (% of sales)	10.4%	6.7%		8.3%

Net sales of other products and services decreased 11% sequentially and 17% year on year. The sequential decline in sales was mainly due to lower sales of sucker rods and coiled tubes. Despite the sequential decline in sales, operating income increased 39% due to a general improvement in the different businesses’ operating margins.

Selling, general and administrative expenses, or SG&A, amounted to $382 million, or 24.5% of net sales in the third quarter of 2015, compared to $438 million, 23.4% in the previous quarter and $480 million, 19.8% in the third quarter of 2014. The sequential decline in SG&A expenses was mainly due to lower selling expenses associated with lower shipment volumes, however the increase as a percentage of sales is due to higher depreciation and amortization charges related to assets placed in service during the quarter.

Other operating results, amounted to a loss of $401 million in the third quarter of 2015, compared with a gain of $5 million in the previous quarter and a gain of $3 million in the third quarter of 2014. During the quarter, other operating expenses include an impairment charge of $400 million on the goodwill of our welded pipe business in the United States.

Financial results amounted to a gain of $5 million in the third quarter of 2015, compared to a loss of $8 million in the previous quarter and a loss of $4 million in the third quarter of 2014.

Equity in earnings of non-consolidated companies generated a loss of $5 million in the third quarter of 2015, compared to a gain of $4 million in the previous quarter and a loss of $226 million in the third quarter of 2014. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas. This quarter was negatively affected by losses in Usiminas investment and the third quarter of 2014 was effected by the impairment of Usiminas investment.

Income tax charges totalled $35 million in the third quarter of 2015. Excluding the impairment charge, the tax rate was equivalent to 41.5% of income before equity in earnings of non-consolidated companies and income tax, compared to 33.9% in the previous quarter and 27.1% in the third quarter of 2014. As in the previous quarter, our tax rate was negatively affected by the effect of certain currencies devaluation against the U.S. dollar, on the tax base used to calculate deferred taxes at subsidiaries that have the U.S. dollar as their functional currency (e.g., Mexican peso).

Results attributable to non-controlling interests amounted to $1 million loss in the third quarter of 2015, compared to $6 million gain in the previous quarter and in the third quarter of 2014. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2015 Third Quarter

Net cash provided by operations during the third quarter of 2015 was $586 million, compared to $548 million in the previous quarter and $659 million in the third quarter of 2014. Working capital decreased by $438 million during the third quarter of 2015, compared to $397 million in the previous quarter and $235 million in the third quarter of 2014. The decrease in working capital in the third quarter of 2015, was mainly due to a decrease in trade receivables following the quarter sales decline.

Capital expenditures amounted to $301 million in the third quarter of 2015, a high level mainly associated with the construction of the new greenfield seamless mill in Bay City, Texas.

Despite the increase in capital expenditures, our net cash (cash, other current investments and fixed income investments held to maturity less total borrowings) increased to $2.1 billion, at the end of the third quarter of 2015, from $1.8 billion at the end of the previous quarter.

Analysis of 2015 First Nine Months Results

	9M 2015	9M 2014*	Increase/(Decrease)
Net sales ($ million)	5,681	7,661	(26%)
Operating income ($ million)	171	1,549	(89%)
Net (loss) income ($ million)	(29)	935	(103%)
Shareholders’ net (loss) income ($ million)	(34)	912	(104%)
(Loss) earnings per ADS ($)	(0.03)	1.54	(104%)
(Loss) earnings per share ($)	(0.06)	0.77	(104%)
EBITDA** ($ million)	1,032	2,008	(49%)
EBITDA margin (% of net sales)	18.2%	26.2%

*9M 2014 results had been restated, following a re-evaluation of the carrying value of the Usiminas investment as of September 30, 2014. See “1 General information” to our unaudited consolidated financial statements as of September 30, 2015.
**EBITDA is defined as operating income plus depreciation, amortization and impairment charges /(reversals).

Tubes Sales volume (thousand metric tons)	9M 2015	9M 2014	Increase/(Decrease)
Seamless	1,588	2,045	(22%)
Welded	460	646	(29%)
Total	2,048	2,691	(24%)

Tubes	9M 2015	9M 2014	Increase/(Decrease)
(Net sales - $ million)
North America	2,051	3,316	(38%)
South America	1,418	1,340	6%
Europe	576	711	(19%)
Middle East & Africa	882	1,425	(38%)
Far East & Oceania	225	293	(23%)
Total net sales ($ million)	5,152	7,085	(27%)
Operating income ($ million)	132	1,516	(91%)
Operating margin (% of sales)	2.6%	21.4%

Net sales of tubular products and services decreased 27% to $5,152 million in the first nine months of 2015, compared to $7,085 million in the first nine months of 2014, reflecting a 24% decrease in volumes and a 4% decrease in average selling prices.

Operating income from tubular products and services decreased 91% to $132 million in the first nine months of 2015 compared to $1,516 million in the first nine months of 2014, following a goodwill impairment of $400 million on our North American business as of September 30, 2015. Excluding the effect of the impairment, the sequential decline in operating income is due to the decrease in sales in addition to a decrease in operating margin from 21.4% a year ago to 10.3% in the first nine months of 2015. The decrease in margin was mainly due to restructuring charges and the effect of fixed costs on lower revenues.

Others	9M 2015	9M 2014	Increase/(Decrease)
Net sales ($ million)	529	576	(8%)
Operating income ($ million)	39	33	19%
Operating margin (% of sales)	7.3%	5.6%

Net sales of other products and services decreased 8% to $529 million in the first nine months of 2015, compared to $576 million in the first nine months of 2014, while operating income increased 19% reflecting higher margins.

SG&A amounted to $1,255 million, or 22.1% of net sales during the first nine months of 2015, compared to $1,487 million, or 19.4% in the same period of 2014. The percentage increase in SG&A was mainly due to restructuring charges and a higher proportion of fixed costs over lower revenues.

Other operating results amounted to net expenses of $393 million in the first nine months of 2015, compared with a gain of $2 million in the same period of 2014. As of September 2015 we recorded a goodwill impairment charge of $400 million on our welded pipe business in the United States.

Financial results were a loss of $5 million in the first nine months of 2015 compared to a gain of $39 million in the same period of 2014. The high financial gains in 2014 were mainly attributed to foreign exchange results due to the positive impact from the Argentine peso devaluation.

Equity in earnings of non-consolidated companies generated a gain of $7 million in the first nine months of 2015, compared to a loss of $193 million in the first nine months of 2014. The losses in 2014 are related to the impairment of the investment in Usiminas.

Income tax charges totalled $202 million in the first nine months of 2015. Excluding the impairment charge of $400 million, the tax rate was equivalent to 35.7% of income before equity in earnings of non-consolidated companies and income tax, compared to $460 million in the first nine months of 2014, equivalent to 29.0% of income before equity in earnings of non-consolidated companies and income tax. In the first nine months of 2015, our tax rate was negatively affected by the effect of certain currencies devaluation against the U.S. dollar, on the tax base used to calculate deferred taxes at subsidiaries that have the U.S. dollar as their functional currency (e.g., Mexican peso).

Income attributable to non-controlling interests amounted to $4 million in the first nine months of 2015, compared to $23 million in the first nine months of 2014. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2015 First Nine Months

During the first nine months of 2015, net cash provided by operations was $2,012 million, compared to $1,838 million in the same period of 2014. Working capital decreased by $1,350 million in the first nine months of 2015, compared to $268 million in the first nine months of 2014.

Capital expenditures amounted to $824 million in the first nine months of 2015, compared with $714 million in the same period of 2014. The increase is due to ongoing construction of the new greenfield seamless mill in Bay City, Texas.

During the first nine months of 2015 our net cash position increased $0.8 billion, from $1.3 billion at the beginning of the year to $2.1 billion at September 30, 2015.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 5, 2015, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730.0732 within North America or +1 530 379.4676  Internationally. The access number is “58753368”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 11:00 am on November 5 through 11:59 pm on November 12. To access the replay by phone, please dial +1 855 859.2056 or +1 404 537.3406 and enter passcode “ 58753368” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2015	2014	2015	2014
Continuing operations	Unaudited		Unaudited
		(Restated)		(Restated)
Net sales	1,559,194	2,420,631	5,680,827	7,661,457
Cost of sales	(1,096,539)	(1,510,166)	(3,861,608)	(4,628,088)
Gross profit	462,655	910,465	1,819,219	3,033,369
Selling, general and administrative expenses	(381,582)	(480,103)	(1,255,309)	(1,487,200)
Other operating income (expense), net	(400,532)	3,243	(392,874)	2,488
Operating (loss) income	(319,459)	433,605	171,036	1,548,657
Finance Income	2,554	7,021	25,639	34,141
Finance Cost	(4,721)	(12,878)	(20,341)	(36,499)
Other financial results	6,754	2,293	(10,234)	41,757
(Loss) income before equity in earnings of non-consolidated companies and income tax	(314,872)	430,041	166,100	1,588,056
Equity in earnings of non-consolidated companies	(5,375)	(226,412)	6,809	(193,224)
(Loss) income before income tax	(320,247)	203,629	172,909	1,394,832
Income tax	(35,420)	(116,614)	(202,310)	(459,898)
(Loss) income for the period	(355,667)	87,015	(29,401)	934,934

Attributable to:
Owners of the parent	(354,904)	81,209	(33,508)	911,599
Non-controlling interests	(763)	5,806	4,107	23,335
	(355,667)	87,015	(29,401)	934,934

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2015		At December 31, 2014
	Unaudited		(Restated)
ASSETS
Non-current assets
Property, plant and equipment, net	5,507,972		5,159,557
Intangible assets, net	2,219,960		2,757,630
Investments in non-consolidated companies	555,190		643,630
Available for sale assets	21,572		21,572
Other investments	281,317		1,539
Deferred tax assets	199,900		268,252
Receivables	235,455	9,021,366	262,176	9,114,356
Current assets
Inventories	2,023,626		2,779,869
Receivables and prepayments	202,268		267,631
Current tax assets	189,159		129,404
Trade receivables	1,232,464		1,963,394
Other investments	2,338,772		1,838,379
Cash and cash equivalents	497,753	6,484,042	417,645	7,396,322
Total assets		15,505,408		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent		11,967,491		12,654,114
Non-controlling interests		154,667		152,200
Total equity		12,122,158		12,806,314
LIABILITIES
Non-current liabilities
Borrowings	24,106		30,833
Deferred tax liabilities	745,803		714,123
Other liabilities	261,158		285,865
Provisions	67,833	1,098,900	70,714	1,101,535

Current liabilities
Borrowings	974,792		968,407
Current tax liabilities	138,730		352,353
Other liabilities	385,035		296,277
Provisions	7,396		20,380
Customer advances	188,162		133,609
Trade payables	590,235	2,284,350	831,803	2,602,829
Total liabilities		3,383,250		3,704,364
Total equity and liabilities		15,505,408		16,510,678

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2015	2014	2015	2014
	Unaudited		Unaudited
		(Restated)		(Restated)
(Loss) income for the period	(355,667)	87,015	(29,401)	934,934
Adjustments for:
Depreciation and amortization	159,215	153,515	460,416	459,258
Impairment charge	400,314	-	400,314	-
Income tax accruals less payments	(24,388)	19,735	(112,002)	78,146
Equity in earnings of non-consolidated companies	5,375	226,412	(6,809)	193,224
Interest accruals less payments, net	5,616	(13,149)	3,003	(31,205)
Changes in provisions	(8,675)	(3,553)	(15,865)	5,425
Changes in working capital	437,624	234,621	1,350,106	267,983
Other, including currency translation adjustment	(33,081)	(45,150)	(37,447)	(69,989)
Net cash provided by operating activities	586,333	659,446	2,012,315	1,837,776

Cash flows from investing activities
Capital expenditures	(300,895)	(302,145)	(824,082)	(714,367)
Changes in advance to suppliers of property, plant and equipment	7,417	(25,803)	23,316	(50,652)
Investment in non-consolidated companies	-	-	-	(1,380)
Acquisition of subsidiaries	-	(27,157)	-	(27,157)
Net loan to non-consolidated companies	(6,922)	17,923	(16,671)	(10,725)
Proceeds from disposal of property, plant and equipment and intangible assets	1,021	1,617	2,894	8,223
Dividends received from non-consolidated companies	-	-	20,674	17,429
Changes in investments in securities	(49,358)	(432,523)	(780,045)	(932,598)
Net cash used in investing activities	(348,737)	(768,088)	(1,573,914)	(1,711,227)

Cash flows from financing activities
Dividends paid	-	-	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	-	-	-	(48,289)
Acquisitions of non-controlling interests	(23)	-	(877)	(140)
Proceeds from borrowings	330,939	880,998	1,454,833	2,088,212
Repayments of borrowings	(577,340)	(817,681)	(1,436,803)	(1,817,881)
Net cash used in financing activities	(246,424)	63,317	(337,008)	(132,259)

Increase (decrease) in cash and cash equivalents	(8,828)	(45,325)	101,393	(5,710)
Movement in cash and cash equivalents
At the beginning of the period	516,724	639,824	416,445	598,145
Effect of exchange rate changes	(11,424)	(11,315)	(21,366)	(9,251)
Increase (decrease) in cash and cash equivalents	(8,828)	(45,325)	101,393	(5,710)
At September 30,	496,472	583,184	496,472	583,184

	At September 30,		At September 30,
Cash and cash equivalents	2015	2014	2015	2014
Cash and bank deposits	497,753	584,270	497,753	584,270
Bank overdrafts	(1,281)	(1,086)	(1,281)	(1,086)
	496,472	583,184	496,472	583,184